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                     December 28, 2023

       D. Shawn Jordan
       Chief Financial Officer
       First Community Corporation
       5455 Sunset Boulevard
       Lexington, SC 29072

                                                        Re: First Community
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 000-28344

       Dear D. Shawn Jordan:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance